UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Internet America, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46058Y109

(CUSIP Number)

William E. Ladin, Jr.
6210 Rothway Street, Suite 100
Houston, Texas 77040

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46058Y109	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William E Ladin, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,629,572
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,629,572
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,629,572 (1,288,275 common, 341,297 preferred stock)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% of common stock and 12.6% of preferred stock
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 46058Y109	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

Common and Preferred Stock

Internet America

6210 Rothway Street, Suite 100

Houston, Texas 77040

Item 2.  Identity and Background.

William E. Ladin, Jr. (“Ladin”)

Address of Principal Business Office:	6210 Rothway Street, Suite 100
Houston, Texas 77040

Citizenship:	USA

Title of Class of Securities:	Common and Preferred Stock

CUSIP Number:	46058Y109

Item 3.  Source or Amount of Funds or Other Consideration.

On or about February 21, 2006, Ladin purchased 3,984 shares Internet America, Inc.’s (the “Company”) common stock at a purchase price of $0.38 per share, for an aggregate purchase price of $1,513.92.

On or about November 16, 2006, Ladin purchased 25,100 shares of the Company’s common stock at a purchase price of $0.30 per share, for an aggregate purchase price of $7,530.00.

On or about November 17, 2006, Ladin purchased 100 shares of the Company’s common stock at a purchase price of $0.30 per share, for an aggregate purchase price of $30.00.

On or about November 20, 2006, Ladin purchased 6,550 shares of the Company’s common stock at a purchase price of $0.30, for an aggregate purchase price of $1,965.00.

On or about November 21, 2006, Ladin purchased 300 shares of the Company’s common stock at a purchase price of $0.30, for an aggregate purchase price of $90.00.

On or about November 21, 2006, Ladin purchased 4,054 shares of the Company’s common stock at a purchase price of $0.30, for an aggregate purchase price of $1,216.20.

On or about November 29, 2006, Ladin purchased 8,400 shares of the Company’s common stock at a purchase price of $0.30, for an aggregate purchase price of $2,520.00.

On or about December 1, 2007. Ladin purchased 341,297 shares of the Company’s preferred stock at a purchase price of $0.586, for an aggregate purchase price of $200,000.04.

On or about December 5, 2008, Ladin purchased 100 shares of the Company’s common stock at a purchase price of $0.15, for an aggregate purchase price of $15.00.

On or about December 8, 2008, Ladin purchased 5,400 shares of the Company’s common stock at a purchase price of $0.15, for an aggregate purchase price of $810.00.

On or about December 10, 2008, Ladin purchased 858 shares of the Company’s common stock at a purchase price of $0.15, for an aggregate purchase price of $128.70.

On or about December 31, 2010, Ladin purchased 400,000 shares of the Company’s common stock at a purchase price of $0.25, for an aggregate purchase price of $100,000.00.

On or about August 22, 2011, Ladin purchased 30,000 shares of the Company’s common stock at a purchase price of $0.25, for an aggregate purchase price of $7,500.00.

On or about August 24, 2011, Ladin purchased 3,675 shares of the Company’s common stock at a purchase price of $0.24, for an aggregate purchase price of $882.00.

On or about August 26, 2011, Ladin purchased 1,500 shares of the Company’s common stock at a purchase price of $0.24, for an aggregate purchase price of $360.00.

On or about August 26, 2011, Ladin purchased 3,000 shares of the Company’s common stock at a purchase price of $0.30, for an aggregate purchase price of $900.00.

On or about September 8, 2011, Ladin purchased 7,000 shares of the Company’s common stock at a purchase price of $0.30, for an aggregate purchase price of $2,100.00.

On or about September 12, 2011, Ladin purchased 3,000 shares of the Company’s common stock at a purchase price of $0.30, for an aggregate purchase price of $900.00.

All of the capital stock purchased by Ladin was purchased with personal funds.

Item 4.  Purpose of Transaction.

Ladin acquired the shares of capital stock of the Issuer for investment purposes, but may transfer or sell such shares as necessary and in accordance with applicable securities laws. Except as set forth above, Ladin has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. Ladin may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

The reporting person has sole voting and dispositive power with respect to 1,629,572 (1,288,275 common stock and 341,297 of preferred stock) of the reported securities and 7.7% ownership of the common shares and 12.6% of the preferred stock.

Other than the purchases of the shares of the Issuer’s capital stock by Ladin described below, there have been no transactions in the Issuer’s capital stock effected by Ladin during the past 60 days.

Common Stock
Date	Number of Shares	Price per share ($)	Aggregate Purchase Price ($)
2/21/2006	3,984	0.380	1,513.92
11/16/2006	25,100	0.300	7,530.00
11/17/2006	100	0.300	30.00
11/20/2006	6,550	0.300	1,965.00
11/21/2006	300	0.300	90.00
11/21/2006	4,054	0.300	1,216.20
11/29/2006	8,400	0.300	2,520.00
12/5/2008	100	0.150	15.00
12/8/2008	5,400	0.150	810.00
12/10/2008	858	0.150	128.70
12/31/2010	400,000	0.250	100,000.00
8/22/2011	30,000	0.250	7,500.00
8/24/2011	3,675	0.240	882.00
8/26/2011	1,500	0.240	360.00
8/26/2011	3,000	0.300	900.00
9/8/2011	7,000	0.300	2,100.00
9/12/2011	3,000	0.300	900.00
	TOTAL: 503,021		128,461

Preferred Stock
12/1/2007	341,297	0.586	200,000.04

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 17, 2007, the Company entered into a Purchase Agreement (the “Preferred Stock Purchase Agreement”) with certain purchasers (which purchasers include Ladin, and are collectively referred to herein as the “Purchasers”), pursuant to which the Company sold 2,889,076 shares of preferred stock for a per share purchase price of $0.586 in a privately-negotiated transaction. Ladin purchased 341,297 shares of such preferred stock for aggregate consideration of approximately $200,000. The Preferred Stock Purchase Agreement contains customary representations, warranties and indemnification provisions. This description of the Preferred Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Preferred Stock Purchase Agreement, which is incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K, filed on October 23, 2007.

In connection with the Preferred Stock Purchase Agreement, the Company and the Purchasers entered into a Registration Rights Agreement dated as of October 17, 2007 (the “Preferred Stock Registration Rights Agreement”), pursuant to which the Company has agreed to grant “piggyback” registration rights to the Purchasers. This description of the Preferred Stock Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Preferred Stock Registration Rights Agreement, which is incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K, filed on October 23, 2007.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME
Dated: September 29, 2014
/s/ William E. Ladin, Jr. William E. Ladin